  As filed with the U.S. Securities and Exchange Commission on February 11, 2004
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________
                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                ________________

   (Exact name of issuer of deposited securities as specified in its charter)

              Semiconductor Manufacturing International Corporation
                   (Translation of issuer's name into English)

                                 Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)

                      4 New York Plaza, New York, NY 10004
                            Telephone (212) 623-0636
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                ________________
                              CT Corporation System
                         111 Eighth Avenue, 13th Floor
                            New York, New York 10011
                                 (212) 894-8440
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

                                                      Carmen Chang, Esq.
         Scott A. Ziegler, Esq.                      James B. Bucher, Esq.
   Ziegler, Ziegler & Associates LLP                Shearman & Sterling LLP
   570 Lexington Avenue, 44th Floor                   1080 Marsh Road
        New York, New York 10022                 Menlo Park, California 94025
             (212) 319-7600                           Tel: (650) 838-3600
                                                      Fax: (650) 838-3699

         It is proposed that this filing become effective under Rule 466
                           [_] immediately upon filing
                           [ ] on (Date) at (Time)
                            -

         If a separate registration statement has been filed to register the deposited shares, check the following box. [X]
                                                               -

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
              Title of each class of                     Amount         Proposed maximum     Proposed maximum        Amount of
           Securities to be registered              to be registered    aggregate price     aggregate offering    registration fee
                                                                         per unit (1)         price (2)
------------------------------------------------------------------------------------------------------------------------------------
 American Depositary Shares evidenced by               100,000,000            $0.05             $5,000,000            $633.50
 American Depositary Receipts, each American            American
 Depositary Share representing ordinary                Depositary
 shares of Semiconductor Manufacturing                   Shares
 International Corporation
====================================================================================================================================

(1)      Each unit represents one American Depositary Share.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                 Location in Form of American Depositary
Item Number and Caption                                          Receipt Filed Herewith as Prospectus
------------------------------------------------------------     -------------------------------------------------
(1)   Name and address of Depositary                             Introductory paragraph
(2)   Title of American Depositary Receipts and identity of      Face of American Depositary Receipt, top center
      deposited securities
      Terms of Deposit:
      (i)     Amount of deposited securities represented         Face of American Depositary Receipt, upper right
              by one unit of American Depositary Shares          corner
      (ii)    Procedure for voting, if any, the deposited        Paragraph (12)
              securities
      (iii)   Collection and distribution of dividends           Paragraphs (4), (5), (7) and (10)
      (iv)    Transmission of notices, reports and proxy         Paragraphs (3), (8) and (12)
              soliciting material
      (v)     Sale or exercise of rights                         Paragraphs (4), (5) and (10)
      (vi)    Deposit or sale of securities resulting from       Paragraphs (4), (5), (10) and (13)
              dividends, splits or plans of reorganization
      (vii)   Amendment, extension or termination of the         Paragraphs (16) and (17)
              Deposit Agreement
      (viii)  Rights of holders of receipts to inspect the       Paragraph (3)
              transfer books of the Depositary and the list
              of Holders of receipts
      (ix)    Restrictions upon the right to deposit or          Paragraphs (1), (2), (4), and (5)
              withdraw the underlying securities
      (x)     Limitation upon the liability of the               Paragraph (14)
              Depositary
(3)   Fees and Charges                                           Paragraph (7)

Item 2.  AVAILABLE INFORMATION

                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
-----------------------                                                ------------------------------------
(b)      Statement that Semiconductor Manufacturing                    Paragraph (8)
         International Corporation is subject to the periodic
         reporting requirements of the Securities Exchange Act
         of 1934 and, accordingly, files certain reports with
         the Commission, and that such reports can be inspected
         by holders of American Depositary Receipts and copied
         at public reference facilities maintained by the
         Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

     (a)     Form of Deposit Agreement. Form of Deposit Agreement dated as
             of      , 2004 among Semiconductor Manufacturing International
             Corporation, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e)     Certification under Rule 466. Not applicable.

     (f)     Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 11, 2004.

                                     Legal entity created by the form of Deposit
                                     Agreement for the issuance of ADRs
                                     evidencing American Depositary Shares

                                     By: JPMORGAN CHASE BANK, as Depositary

                                     By:    /s/ Joseph M. Leinhauser
                                            ---------------------------
                                     Names: Joseph M. Leinhauser
                                     Title: Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Semiconductor Manufacturing International Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Shanghai, China on February 11, 2004.


                                     SEMICONDUCTOR MANUFACTURING
                                     INTERNATIONAL CORPORATION


                                     By:    /s/ Richard R. Chang
                                            ----------------------------
                                     Name:  Richard R. Chang
                                     Title: Chairman of the Board, President and
                                            Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Richard R. Chang as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of February 11, 2004.

 Signatures                                             Title
 ----------                                             -----

/s/ Richard R. Chang                         Chairman of the Board, President
-------------------------                    and Chief Executive Officer
Richard R. Chang






/s/ Jenny Wang                               Chief Financial Officer and
-------------------------                    Chief Accounting Officer
Jenny Wang

/s/ David Chou                                       Director
-------------------------
David Chou

/s/ Ta-Lin Hsu                                       Director
-------------------------
Ta-Lin Hsu

/s/ Yen-Pong Jou                                     Director
-------------------------
Yen-Pong Jou

/s/ Tsuyoshi Kawanishi                               Director
-------------------------
Tsuyoshi Kawanishi

/s/ C. Richard Kramlich                              Director
-------------------------
C. Richard Kramlich

/s/ Jimmy Lee                                        Director
-------------------------
Jimmy Lee

/s/ Ming Fang Lu                                     Director
-------------------------
Ming Fang Lu

/s/ Philip Nicholls                                  Director
-------------------------
Philip Nicholls

/s/ Henry Shaw                                       Director
-------------------------
Henry Shaw

/s/ Lip-Bu Tan                                       Director
-------------------------
Lip-Bu Tan

/s/ Yang Yuan Wang                                   Director
-------------------------
Yang Yuan Wang

                                INDEX TO EXHIBITS


Exhibit                                                            Sequentially
Number                                                             Numbered Page
------                                                             -------------
(a)      Form of Deposit Agreement.

(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.